Exhibit 99.2

Idera Pharmaceuticals, Inc. 505 Eagleview Blvd., Suite 212
Exton, Pennsylvania 19341	June 9, 2022

Dear Ladies and Gentlemen,

Pillar Invest Corporation, together with its affiliates (“Pillar”, “we” or “us”), is pleased to submit this non-binding indication of interest (the “Proposal”) to acquire Tilsotolimod and all related assets (the “TLR Platform”) from Idera Pharmaceuticals, Inc. (the “Company”, and such potential acquisition, the “Transaction”).

Further to the May 31, 2022 e-mail correspondence from Pillar to the Company, Pillar is in the process of forming a Delaware entity for purposes of acquiring the TLR Platform. Pillar is also in the process of arranging financing commitments for the full amount of the proposed aggregate Transaction purchase price of $1 million in cash.

Our purpose with the Proposal is in no way to deflect the Board of Directors of the Company (the “Board”) in its announced directive to pursue all strategic alternatives for the Company. In fact, we would intend to structure the Transaction in a manner that will allow the Board to maximize shareholder value by executing both an alternative transaction with a third party selected by the Board (including a reverse merger), as well as the Transaction. For illustrative purposes regarding this structure, see for example the recently announced transactions by Yumanity Therapeutics, Inc.1

We also intend to structure the Transaction in as simple a manner as possible. The Transaction would not contain any material conditions to closing or other material post-closing liabilities for the Company. Further, we are proposing to pay the full amount of the Transaction purchase price in cash at the closing of the Transaction. To demonstrate our purpose and desire to keep the Transaction simple, we will follow-up with a distribution to the Company of a proposed Asset Purchase Agreement within the next week, for consideration by the Company’s counsel.

We anticipate being able to complete all of our confirmatory due diligence within 20 days assuming the necessary information and documentation is made available on a timely basis from the Company and its advisors. Our confirmatory due diligence request list will also be forthcoming together with the proposed Asset Purchase Agreement.

We have engaged Chestnut Partners, Inc. as financial advisors and Goodwin Procter LLP as legal counsel.

This Proposal is strictly confidential and is submitted on the basis and in reliance that this Proposal, including its existence, or any of its terms and contents may not be disclosed to anyone (including without limitation, to other prospective transaction parties), other than the Board, Company employees and advisors on a need to know basis.

Pillar has a strong desire to execute and subsequently complete the Transaction quickly, as soon as we have an affirmative response from your Board of Directors. I look forward to discussing the Transaction with you at your earliest convenience.

Sincerely,

/s/ Abude Umari
Abude Umari
Pillar Invest Corporation

[1]	https://www.sec.gov/ix?doc=/Archives/edgar/data/1445283/000119312522168306/d285568d8k.htm